Exhibit 99.2

PERDIGÃO S.A.

CNPJ 01.838.723/0001-27

Publicly Held Company

MINUTES OF THE ORDINARY AND 1st/2005 EXTRAORDINARY GENERAL
SHAREHOLDERS MEETING

(Drawn in summary form, according to article130, paragraph one of Law No. 6404/76)

DATE, TIME AND VENUE: April 29, 2005, at 2:00 p.m, in the company’s headquarters at Av. Politécnica 760, in the city of São Paulo-SP. QUORUM: Shareholders representing 89,1% of the voting capital, 46% of preferred shares 61,88% of the total capital stock. Also present at the Meeting were Mr. Luciano Carvalho Ventura, representing the Fiscal Council and Mr. Luiz Carlos Passetti, representing Ernst Young Auditores Independentes S/S - the independent public accountants. CALL NOTICE: Published in the newspapers: Diário Oficial - SP and Gazeta Mercantil - SP, on April 13,14 and 15, 2005. FINANCIAL STATEMENTS TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS, DECEMBER 31, 2004: Published in Diário Oficial - SP and Gazeta Mercantil - SP newspapers on February 22nd, 2005. ON MOTION: Eggon João da Silva, Chairman and Ney Antonio Flores Schwartz, Secretary; AGENDA: 1. To examine and vote the Management Report, Financial Statements, as well as other documents referring to the fiscal year ended on 12/31/04, and to deliberate upon the destination of earnings and ratify the distribution of interest over company capital and dividends to shareholders, as per the deliberation of the Board of Directors; 2. To deliberate upon the proposal for alteration of the following articles and/or their paragraphs or items of the Company’s Bylaws: art.3rd, art. 4th, art. 7th, art. 8th, art. 10th, art. 11th, art. 12th, art. 14th, art. 20th, art. 21st, art. 22nd, art. 23rd; 3. Election of the Board of Directors. Pursuant to CVM’s regulation, Instructions number 165 and 282, it is hereby clarified that the minimum percentage of voting capital required for the adoption of a multiple vote procedure is of 5%; 4. Election of the Fiscal Council/Audit Committee; 5. Set the monthly and global Management and Fiscal Council’s compensation; 6. Increase of the capital stock from R$490,000,000.00 to R$800,000,000.00 trough capitalization of the capital reserves, without issuance of new stocks; 7. Deliberate upon the change of the current newspaper used by the Company for its corporate publications. RESOLUTIONS ADOPTED: 1. Approved the Financial Statements as well as other documents referring to the fiscal year ended on December 31, 2004, and destination of income as follows - Net Income for the Fiscal Year, R$286,410,110.73, for the following accounts: Legal Reserve R$14,320,505.54, Reserve for Capital Increase: R$57,282,022.15; Reserve for Expansion: R$126,121,883.04; Dividends: R$12,680,607.36; Interest over Company’s capital: R$ 76,005,092.64; 2. Ratified the resolutions of the Board of Directors dated June 18,2004, December 17, 2004 and February 10, 2005, referring to the shareholders’ remuneration, in the gross amount per share of R$1.12337000, R$0.58426531 and R$0.28490056, respectively, totaling a gross payment of R$88,685,700.00 (eighty-eight million, six hundred and eighty-five thousand, and seven hundred reais), corresponding to 32.6% of the net income adjusted pursuant to Article 202 of Law 6404/76, for the purpose of the minimum compulsory dividend; 3. Approved the increase of of the capital stock from R$490,000,000.00 to R$800,000,000.00 without issuance of new shares, trough the incorporation of the following reserves: (i) Legal Reserve - R$17,000,000.00; (ii) Reserve for expansion - R$207,083,222.70; (iii) Fund for the capital increase - R$85,916,777.30; and the alteration of the Company’s article 4th to reflect this increase. 4. Approved the proposed amendment of the Bylaws, with the following changes: amendment of article 3 and inclusion of its sole paragraph, which shall become effective with the following wording “ARTICLE 3. The main corporate objects of the Company, in the national territory and abroad, are the following: 1) The processing, sale and exploitation of food in general, especially derivatives of animal protein and food products that use the cold chain for support and distribution; 2) The processing and sale of animal feed and nutritients; 3) The rendering of food services in general; 4) The processing, refining and sale of vegetal oils; 5) The exploitation, preservation storage of grains, seeds and their by-products; 6) Reforesting, extraction, industrialization and sale of lumber; 7) Wholesales and retail sales of consumer and production goods, including the sale of equipment and vehicles for development of its logistic activities; 8) Exports and imports of consumer and production goods; 9) Interest in other companies in order to obtain, to the largest extent possible, the achievement of its corporate objects; and 10) The participation in projects as required for operation of the Company’s businesses. SOLE PARAGRAPH: The Company may also provide, using its own personnel or hiring third-parties, support to the end-activities listed in article 3 above such as: a) Auxiliary administrative, technical or operative support activities directed to the creation of conditions for the best exercise of its main activities; b) Transportation of cargo in general; c) Warehousing and storage of products and other related services; d) Retail promotion and reposition of its products in exhibition and points-of-sale to end consumers; e) Receipt and allocation services of the raw-material to be used in production; f) Repair, maintenance and conservation of machinery and vehicles; g) Promotion of activities, programs, technical assistance and foment directed to development of national agricultural and cattle-raising business; h) The production, exploitation and sales of packaging of whatever nature; i) The exploitation and livestock raising in general; j) Research and development of production techniques and improvement of the genetic breeding stock of the Company.”, amendment of article 4, that becomes effective with the following wording: “ARTICLE 4. The Capital Stock is eight hundred million Brazilian Reais (R$800,000,000.00), divided into forty four million, six hundred fifty two thousand, three hundred eighty four (44,652,384) shares, of which fifteen million, four hundred seventy one thousand and nine hundred fifty seven (15,471,957) are common shares and twenty nine million, one hundred eighty thousand, four hundred and twenty seven (29,180,427) are preferred shares, all in the book-entry form and without nominal value. The Company is authorized to increase its Capital Stock, by resolution of the Board of Directors, irrespective of amendment to the Bylaws, up to the limit of sixty million 60,000,000 shares, of which twenty million and forty thousand (20,040,000) are common shares and thirty-nine million, nine hundred and sixty thousand (39,960,000) are preferred shares. Unless otherwise resolved by the Board of Directors, shareholders are not entitled to preemptive rights, in any share issuance or of debentures convertible into shares and subscription bonus, in which placement is made by sale in stock exchanges, public subscription or share exchange in public offer for acquisition of control, as provided by law.”, amendment of article 4, paragraph three, that becomes effective with the following wording: “Paragraph Three – The Company may charge the shareholders for the cost of share ownership transfer, share split or share grouping.”, amendment of the caput of article 7 and of its paragraphs one and two, that become effective with the following wording: “ARTICLE 7. The General Meeting, called and held pursuant to the law, and these Bylaws, shall ordinarily meet within four months after the end of the fiscal year and extraordinarily if the company interests and issues require shareholders’ resolutions. Paragraph One The General Meeting shall be conducted by the Chairman of the Board of Directors, or, in case of absence, by the Deputy Chairman, who shall appoint a Secretary for the meeting. In case of absence or temporary impediment of the Chairman or Deputy Chairman of the Board of Directors, the General Meeting shall be presided by their respective deputies, or, in case of absence or impediment of the deputies, by a Member of the Board especially appointed by the Chairman of the Board of Directors. Paragraph Two - The General Meeting shall have its powers defined by law, and its resolutions, unless otherwise provided by law, shall be taken by absolute majority of votes attending the meeting, without regard to blank votes, through process to be adopted by the members of the meeting.”, inclusion of paragraphs three, four and five in article 8, that shall become effective with the following wording: “ARTICLE 8. (...) Paragraph Three. The members of the Board of Directors shall not be allowed to accumulate the position of Executive Officer of the Company or in subsidiaries of the Company. Paragraph Four. The members of the Board of Directors of the Company shall take office by signing the investiture term in the appropriate book.  Paragraph Five. The members of the Board of Directors of the Company shall remain in their posts until their respective successors are invested in office.”, amendment of article 11 for inclusion of item 3, renumbering of the other articles, amendment of renumbered item 7,11 and 17 and inclusion of item 20, which shall become effective with the following wording: “ARTICLE 11. (...); 3) Follow up the fulfillment of the duties of the Audit Committee under the terms of the current legislation approve its regulation and revew the reports issued by the Audit Committee;(...) 7) To distribute among the members of the Board of Directors and Executive Board the annual global compensation established by the General Meeting and set forth the criteria for profit sharing of the Management, according to the provisions of these Bylaws; (...) 11) To choose and remove the Independent Auditors, appointed by Audit Committee; (...) 17) To previously approve and established the acts to be carried out by the Executive Board of the Company when their are are also shareholders and/or participants in other companies, and/or partners in a order companies,  defining the tenor of the vote to be proferred by the Company during the general meetings and/or shareholders’ meetings of those companies in which the Company participates , except when deciding upon operating and non-financial matters;(...) 20) The Board of Director, for consulting purposes, may appoint technical or consulting committees, not empowered to approve resolutions, to carry out specific tasks or for general activities of the interest of the company. The committees may carry out their duties, in the following areas, among others: (i) strategic and financial, (ii) corporate governance and ethics, (iii) management compensation and executive development and (iv) auditing, amendment of article 12 in its item 2, with inclusion of item 3, renumbering of all other items, amendment of renumbered item 4, 7, 8 and 9, that become effective with the following wording: “ARTICLE 12. (...); 2) spin-off, merges and incorporations to which the Company is a part or the Company itself, as well as its transformation or any other form of corporate reorganization; 3) liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial recovery of the Company and financial reorganizations related therewith; 4) proposals on the creation, acquisition, assignment, transfer, disposal and/or encumbrance under whatever title of: a) share interest and/or any securities in any companies; b) real estate property with market value above 0,002% of Shareholders’ equity; and c) permanent assets representing, severally or jointly, amount equal to 2.5% (two point five per cent), or more, of the shareholders equity of the company; (...) 7) grant and/or render guarantees of borrowings, loans to any subsidiaries and/or associated of the Company and/or its employees that exceed the limits set in item 4; 8) Carry out transactions and business of any nature with shareholders, their controlling, controlled and associated companies, or with their managers, employees and their relatives, the value of which, exceed the limits set in item 4; 9) approval of the annual and pluriannual budgets (budgets of operations, investments and of cash flows) of the company and its subsidiaries and associated companies, establishment of the investment policy and business strategy. The integrated annual budget will always be approved before or on the last day of the previous fiscal year to which it refers, and should cover the twelve months of the next fiscal year. At any time during the fiscal year, the budget of the company shall cover a minimum period of six (6) months. The execution and realization of the approved budget approved shall be monthly revised during the ordinary meetings of the Board of Directors; (...)”; amendment of article 14, item 1, letter “b”, that shall become effective with the following wording: “ARTICLE 14. (...); b) represent the Executive Board during the meetings of the Board of Directors and of the Audit Committee; (...)”; amendment of chapter VII, to include the sole paragraph and for inclusion of articles 21, 22, paragraphs one, two, and three , and article 23, that shall become effective with the following wording: “VII -  FISCAL COUNCIL / AUDIT COMMITTEE”; “ARTICLE 20 – (...). Sole paragraph. – The Fiscal Council shall hold monthly ordinary meetings and extraordinary meetings whenever deemed necessary, drawing up Minutes of such meetings in the appropriate book. “ARTICLE 21 – In addition to the activities prescribed in the Brazilian law, the Fiscal Council shall perform also the duties of Audit Committee.” “ARTICLE 22 – For the full performance of the functions of the Audit Committee, it shall comply with all the requirements set forth in the applicable legislation, the provisions of these Bylaws and of the Regulations for the Fiscal Council and Audit Committee. Paragraph One - At least one the members of the Fiscal Council shall have proven knowledge in the accounting, audit and financial areas qualifying him as a financial specialist for the purposes of the Audit Committee. Paragraph Two – The members of the committee shall have the same obligations and restrictions imposed by law and by these Bylaws to the Company Management.  Paragraph Three – Members who are fully carrying out their functions in the Audit Committee, shall not participate in more than three (3) Audit Committees or Fiscal Councils.”; “ARTICLE 23 – The activities of the Audit Committee shall be ruled by the requirements set forth in the applicable legislation, the provisions of these Bylaws and of the Regulations for the Fiscal Council and Audit Committee approved by the Board of Directors of the Company, who shall establish the competence, operation and other issues about the Committee.”; renumbering all other chapters and articles to reflect the amendments proposed and accepted in the General Meeting. 5. The Board of Directors, was elected, for terms until the Ordinary General Meeting of 2007, and is composed by the following: Full Members: Chairman, EGGON JOÃO DA SILVA, Brazilian, married, industrial, Individual Taxpayer (CPF/MF) Nr. 009.955.179-91, ID Nr. 2/R 80.482/SSP-SC, resident and domiciled in Jaraguá do Sul-SC; Deputy Chairman: FRANCISCO FERREIRA ALEXANDRE, Brazilian, single, engineer, Individual Taxpayer (CPF/MF) Nr. 301.479.484-87, ID Nr. 4307-OAB, resident and domiciled in Maceio, AL; JAIME HUGO PATALANO, Brazilian, married, economist, Individual Taxpayer (CPF/MF) Nr. 011.141.237-49, ID Nr. 4179-3 CRE, resident and domiciled in Rio de Janeiro-RJ; LUIZ CARLOS FERNANDES AFONSO, Brazilian, single, economist, Individual Taxpayer (CPF/MF) Nr. 035.541.738-35, ID Nr. 13.611.483-0, resident and domiciled in Rio de Janeiro-RJ; MARCOS ANTONIO CARVALHO GOMES, Brazilian, married, system analyst, Individual Taxpayer (CPF/MF) Nr. 406.623.817-34, ID Nr. 03590938-1,

resident and domiciled in Rio de Janeiro-RJ; WILSON CARLOS DUARTE DELFINO, Brazilian, married engineer, Individual Taxpayer (CPF/MF) Nr. 414.597.098-53, ID Nr. 12.817.354/SSP-RS, resident and domiciled in Brasília-DF; CLÁUDIO SALGUEIRO GARCIA MUNHOZ, Brazilian, married, economist, Individual Taxpayer (CPF/MF) Nr. 214.268.131-04, ID Nr. 469.570-SSP/DF, resident and domiciled in Brasília-DF and, respectively, Deputy Members: ALIDOR LUEDERS, Brazilian, married, lawyer, Individual Taxpayer (CPF/MF) Nr. 114.466.179-04, ID Nr. 19/R-111.496/SSP-SC, resident and domiciled in Jaraguá do Sul-SC; MAURILIO ROSSI, Brazilian, married, psychologist, Individual Taxpayer (CPF/MF) Nr. 660.351.207-68, ID Nr. 05419979-9, resident and domiciled in Rio de Janeiro,RJ; LEVY PINTO DE CASTRO, Brazilian, married, economist, Individual Taxpayer (CPF/MF) Nr. 040.540.167-15, ID Nr. 2586-0-Corecon, resident and domiciled in Niterói-RJ; KLÍTIA VASLESKA BICALHO DE SÁ, Brazilian, married, civil engineer, Individual Taxpayer (CPF/MF) Nr. 986.583.017-53, ID Nr. 5060-D-CREA, resident and domiciled in Rio de Janeiro-RJ; FRANCISCO FRANÇUY VENÂNCIO BRAGA, Brazilian, married, lawyer, Individual Taxpayer (CPF/MF) Nr. 449.123.747/68, ID Nr. 86.229-OAB, CARLOS ALBERTO CARDOSO MOREIRA, Brazilian, divorced, business administrator, Individual Taxpayer (CPF/MF) Nr. 039.464.818-84, ID Nr. 8.891.984-5 SSP-SP, resident and domiciled in Brasília-DF; IVAN MENDES DO CARMO, brazilian, married, economist, Individual Taxpayer (CPF/MF) Nr 279,786,131-00, ID Nr 3.348 CRE/10 Region, resident and domiciled in Brasília-DF; 6. The Fiscal Council was elected, for terms until the Ordinary General Meeting of 2006, and is composed by the following: Full Members: as representative of preferred shareholders, LUCIANO CARVALHO VENTURA, Brazilian, married, economist, Individual Taxpayer (CPF/MF) Nr. 018.153.854-72, ID Nr. 8.147.870-SSP-SP, resident and domiciled in São Paulo-SP; representative of minority shareholders, GERD EDGAR BAUMER, Brazilian, married, business administrator, Individual Taxpayer (CPF/MF) Nr. 005.721.609-68, ID Nr. 2/R 71.449/SSP-SC, resident and domiciled in Jaraguá do Sul-SC; representatives of the controlling shareholders, VANDERLEI MARTINS, Brazilian, legally separated, economist, Individual Taxpayer (CPF/MF) Nr. 720.647.738-00, ID Nr. 6396459, resident and domiciled in São Paulo-SP; ALMIR DE SOUZA CARVALHO, Brazilian, married, accountant, Individual Taxpayer (CPF/MF) Nr. 022.398.687-91, ID Nr. CRC-RJ 9022, resident and domiciled in Rio de Janeiro-RJ; ATÍLIO GUASPARI, Brazilian, married, engineer, Individual Taxpayer (CPF/MF) Nr. 610.204.868-72, ID Nr. 19799-6, resident and domiciled in Rio de Janeiro-RJ; Deputy Members: CLAUDIO VILAR FURTADO, Brazilian, married, economist, Individual Taxpayer (CPF/MF) Nr. 090.109.807-82, ID Nr. 23685-3- CRE, resident and domiciled in São Paulo-SP; DIMAS TARCÍSIO VANIN, Brazilian, married, lawyer, Individual Taxpayer (CPF/MF) Nr. 290.799.009-82, ID Nr. 438.860, resident and domiciled in Jaraguá do Sul-SC; LUÍS JUSTINIANO DE ARANTES FERNANDES, Brazilian, married, lawyer, Individual Taxpayer (CPF/MF) Nr. 086.127.918-20, ID Nr. 8144162, resident and domiciled in Brasília-DF; MAURÍCIO DA ROCHA WANDERLEY, Brazilian, married, economist, Individual Taxpayer (CPF/MF) Nr. 001.911.777-92, ID Nr. 07562152-4 IFP-RJ, resident and domiciled in Niterói-RJ; ANTONIO CARLOS SOARES, Brazilian, married, accountant, Individual Taxpayer (CPF/MF) Nr. 153.896.187-34, ID Nr. 226.367-4-IFP/RJ, resident and domiciled in Rio de Janeiro-RJ; 7. Approved the Managers’ compensation for the current year, in the global and monthly amount of up to R$ 179,840.00. To further approve an extra compensation for the month of December/2005, in the amount corresponding to one monthly fee. Minimum amount fixed forecast in law of 10% of average compensation of each manager as compensation for members of Fiscal Council; 8. It was approved to change the current newspaper used by the Company for its corporate publications, which will no longer be Gazeta Mercantil and the Company shall use the newspaper Valor Econômico as from this General Meeting. DOCUMENTS ATTACHED: 1. Consolidated ByLaws; 2. Shareholders’ Composition; DOCUMENTS FILED IN THE COMPANY: 1. Capital Budget; 2. Proposal of the Amendment of Bylaws; 3. Proxy instruments granted; TERMINATION: Upon draft of this minute, which was dully read and approved, it was signed by the authorized representatives attending the meeting. São Paulo, State of São Paulo, April 29th, 2005. The publication of these Minutes of Meeting without the signatures of the shareholders present was authorized in accordance with article Nr. 129, paragraph two of Law Nr. 6404/76. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Previ - Caixa de Previdência dos Funcionários do Banco do Brasil; Petros - Fundação Petrobras de Seguridade Social; Fundação de Assistência e Previdência Social do BNDES - FAPES; Fund. Vale do Rio Doce de Seg. Social – VALIA; Fundação Sistel de Seguridade Social; Weg S.A.; Real Grandeza – Fundação de Previdência e Assistência Social; Previ-Banerj (em liquidação extra-judicial); Eggon João da Silva; Weg Participações S.A.; Eggon João da Silva Administradora; Perdigão Sociedade de Previdência Privada – PSPP; Fundo Bradesco Templeton; Central States Southeast and Sou A P;  Daily Active Emerging Mkts Secu L Comm; Pro Fonds (Lux) Emerging Markets; SSGA Emerging Mkts Fund; State Street Emerging Markets; T. Rowe Price Latin América Fund; Adriane Cristina dos Santos; Luciano Carvalho Ventura; Stichting Pensioenfonds ABP; Fama Sniper Fundo de Investimento Financeiro; Fama Challenger FIA; Fama Striker 28 Fundo Investimento Multimercado LON;